Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

The following communication was made available by Livongo Health, Inc. on LinkedIn on August 11, 2020.

Livongo 24,385 followers 1m Learn how Teladoc Health and Livongo can leverage cellular-connected devices, data science, coaching, and telehealth to deliver actionable insights and a more personalized virtual care experience. STAT story: http://bit.ly/2XpnpJ7 More: https://bit.ly/2DnarLF With Livongo's arsenal of health devices, Teladoc is poised to move into remote monitoring statnews.com

The following communication was made available by Livongo Health, Inc. on Twitter on August 11, 2020.

Livongo @Livongo . Now Learn how @Teladoc and @livongo can leverage cellular-connected devices, data science, coaching, and telehealth to deliver to deliver actionable insights and a more personalized virtual care experience. Story by @statnews' @erbrod: bit.ly/2XPnpJ7 More: bit.ly/2DnarLF With Livongo's Devices, Teladoc is poised to move into remote m As part of its landmark $18.5 billion deal to buy Livongo, telehealth giant Teladoc is poised to inherit the company's of remote statnews.com

STAT News

August 11, 2020

With Livongo’s arsenal of health devices, Teladoc is poised to move into remote monitoring

As part of its landmark $18.5 billion deal to buy Livongo, telehealth giant Teladoc Health is poised to inherit a set of devices that the chronic care company has used for years to turn mountains of patient data into easily digestible health advice.

The technology — which includes connected blood pressure cuffs, glucose monitors, and weight scales — will be a key asset for the newly combined company, which will be called Teladoc. Not only does the trove of devices better position Teladoc to deliver chronic care, it also tees up the company to fully enter the remote monitoring space.

Remote monitoring has become a hot spot for the booming virtual heath business, driven simultaneously by a global pandemic that has impeded access to physical clinics and a growing class of patient-consumers that want more control over their care. Health tech companies focused on remote monitoring have raised millions in recent months, while large hospital systems are flocking to the devices as a means of protecting clinicians and patients from Covid-19.

The tools offer another boon to Teladoc: They don’t require clinicians. Instead, the devices rely on a network of health professionals — including registered dietitians and certified diabetes educators — who are charged with translating the data generated by the devices into insights patients can act on. Prior to its deal with Livongo, the bulk of professionals Teladoc contracted with were physicians. Now, industry experts say the company can expand more rapidly by opening up its ranks to a broader range of workers.

“It makes health care more scalable and brings down the cost of managing patients — we’re not looking at paying physician salaries, but coach salaries,” said Arielle Trzcinski, senior health care and technology analyst at Forrester.

The deal enables Teladoc to offer what Chief Operating Officer David Sides calls “a new stepped care model” that starts with digital coaching and escalates to connecting patients with clinicians “when necessary.”

Livongo is one of a handful of prominent players in the industry harnessing connected devices to deliver health insights. Other diabetes-focused virtual care companies including Omada Health and Onduo similarly collect reams of data on patient behavior. Both companies use artificial intelligence to ping patients with health reminders and flag those who need additional support. If a patient’s blood glucose readings are consistently high late at night, for example, a health coach might reach out to that patient to suggest making a smaller dinner or balancing a meal with fewer carbs and more lean proteins.

Both companies make money by contracting with employers and health plans, which see the disease management platforms as a potential way to lower health spending in the long run.

But Livongo is unique in that its gadgets are proprietary, an asset that may have made the company a more appealing purchase for Teladoc than other virtual care providers. Livongo built much of its device arsenal by acquiring the technology from smaller companies, such as Retrofit, makers of a Bluetooth-enabled weight scale, and EosHealth, maker of a connected glucose meter. (Former Livongo chief executive officer Glen Tullman, who had previously invested in EosHealth, relaunched the company as Livongo when he joined as CEO.)

“Livongo figured out the value they can get out of devices,” said Bill Evans, chief executive officer and managing director of digital health focused venture capital firm Rock Health.

For the newly combined company, there’s still a question of how the devices will fit into the picture. Teladoc could sell the tools directly to patients — as Livongo did — or to clinicians with brick-and-mortar practices. Or, the combined entity could merely integrate the devices into their existing care platform without charging an additional fee.

“I see it plugging nicely into their existing care spectrum,” Trzcinski said. “It enables them to do more continuous monitoring and more virtual-first primary care.”

There are some signs that Teladoc had been working on shoring up the data from digital tools into its offerings before the deal with Livongo. The company has a partnership with TytoCare that enables clinicians to send patients home monitoring kits containing stethoscopes and cameras. Teladoc also teamed up with smart thermometer maker Kinsa to monitor patients’ temperatures remotely.

The new deal, however, is a more direct and assertive play — and one that better cements Teladoc in the remote monitoring and chronic virtual care landscape.

“It’s the beginning of a new era in digital health,” said Trzcinski.

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Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc Health”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.